Exhibit 99.1

Provident Confirms October Cash Distribution

News Release 21-10
October 12, 2010

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) is pleased to announce that its October cash distribution of $0.06 per unit is payable on November 15, 2010 and will be paid to unitholders of record on October 22, 2010. The ex-distribution date will be October 20, 2010. The Trust’s 2010 annualized cash distribution rate is $0.72 per trust unit. Based on the current annualized cash distribution rate and the TSX closing price on October 12, 2010 of $7.64, Provident’s yield is approximately
9.4 percent.

For unitholders receiving their distribution in U.S. funds, the October 2010 cash distribution will be approximately US$0.06 per unit based on an exchange rate of 0.9891. The actual U.S. dollar distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages a natural gas liquids (NGL) midstream business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This news release contains certain forward-looking information concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking information” or “forward-looking statements” under applicable Canadian and U.S. securities legislation (collectively, "forward-looking information").  In particular, forward-looking information includes, but is not limited to: information regarding the proposed conversion and business plan of Provident Energy Ltd.; the anticipated benefits of the conversion; the timing of the required Court approvals; the effective date of the conversion; the making of applications and the satisfaction of conditions for listing on the TSX and NYSE and the timing thereof; the composition of the Provident Energy Ltd. board and management team of Provident Energy Ltd. upon completion of the conversion; the treatment of unitholders under tax laws; the extent of available tax pools and the anticipated tax horizon of Provident Energy Ltd.; EBITDA guidance; commodity prices and exchange rates; the financial derivative positions of Provident and the planned dividend policy of Provident Energy Ltd.

Such forward-looking information involves substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including: the failure of Provident to satisfy the conditions relating to the proposed conversion; inability to meet the TSX and NYSE requirements respecting listing of the common shares of Provident Energy Ltd.; inability to obtain required approvals, including Court approval of the conversion and unitholder approval of the conversion resolution; failure to realize anticipated benefits of the conversion the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking information is based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, earnings and other financial conditions, capital and other expenditures, receipt of required approvals relating to the proposed conversion, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking information is reasonable, undue reliance should not be placed on forward-looking information because Provident can give no assurance that such expectations will prove to be correct. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking information.

The forward-looking information contained in this news release is made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

Investor and Media Contact:	Corporate Head Office:

Glen Nelson	2100, 250 –2nd Street SW
Investor Relations	Calgary, Alberta T2P 0C1
Phone (403) 231-6710
Email: info@providentenergy.com	Phone: (403) 296-2233
Toll Free: 1-800-587-6299
Fax: (403) 264-5820
www.providentenergy.com